EXHIBIT 2.1

Copenhagen April 2022
Share Purchase Agreement

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Contents

1. Definitions and interpretation	3
2. Background and purpose	7
3. Sale and purchase of the Shares	8
4. Purchase price	8
5. Operation pending Closing	10
6. Closing	12
7. Follow-up after Closing	13
8. Due diligence	14
9. Sellers’ Warranties	14
10. Buyer's Warranties	15
11. W&I insurance	15
12. Sellers’ obligation to indemnify	16
13. Buyer's obligation to indemnify	20
14. Covenants and agreements	20
15. Confidentiality and publicity	21
16. Governing law and arbitration	22
17. Miscellaneous provisions	23

Schedules

Schedule 1.1.6	Annual Reports
Schedule 1.1.55	W&I Insurance Policy
Schedule 4.1.2(a)	Calculation of Net Debt
Schedule 4.1.2(b)	Calculation of Net Working Capital
Schedule 4.2.1	Calculation of Preliminary Purchase Price
Schedule 6.4.1(c)	Form of service agreements (Danish management)
Schedule 6.4.1(d)	Form of service agreements (Dutch management)
Schedule 8.2	Due Diligence Documentation
Schedule 9.1	Sellers’ Warranties
Schedule 14.3.1	Joint taxation

[Schedules and Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Share Purchase Agreement.]

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Bimse ApS
(CVR no. 36457392)
Skinderskovvej 84
2730 Herlev
Denmark
and
Progressisio ApS
(CVR no. 32064302)
Roholmsvej 12A
2620 Albertslund
Denmark
(each a “Seller” and collectively the "Sellers")

and

Workiva Inc.
Org. no. 5602150
2900 University Blvd
Ames, Iowa 50010
USA
(the "Buyer")

have on this date entered into this share purchase agreement in respect of ParsePort ApS, CVR no. 32670075 (the "Company").
1.Definitions and interpretation
1.1Definitions
In this Agreement, unless the context otherwise requires, the below terms and expressions have the following meanings:
1.1.1“Accounting Principles” means (a) the principles, policies, procedures, methodologies and practices used in the Latest Balance Sheet, and (b) only to the extent not addressed in this clause 1.1.1(a), the Danish Financial Statements Act.
1.1.2"Actual Net Debt" means the Group's Net Debt as of immediately prior to Closing determined in accordance with clause 4.3.
1.1.3"Actual Net Working Capital" means the Group's Net Working Capital as of immediately prior to Closing determined in accordance with clause 4.3.
1.1.4"Adjustment Amount" means the difference between the Preliminary Purchase Price and the Final Purchase Price, cf. clause 4.4, to be paid as a cash amount in USD if payable by the Sellers and to be paid as a cash amount in USD and/or shares in the Buyer (at the Buyer’s discretion) if payable by the Buyer.

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1.1.5"Agreement" means this share sale and purchase agreement and its schedules.
1.1.6“Annual Reports” means unaudited consolidated balance sheets of the Group as of 31 December 2019, 31 December 2020, 31 December 2021 (the “Latest Balance Sheet”) and the associated statements of operations of the Group for the financial years then ended and the official and audited annual reports of the Company covering the financial years then ended from 1 January 2021 through 31 December 2021, 1 January 2020 through 31 December 2020, and 1 January 2019 through 31 December 2019 set out in schedule 1.1.6.
1.1.7"Basket" has the meaning set out in clause 12.4.1(b).
1.1.8"Breach" means a breach by any of the Sellers of any of the Sellers’ Warranties, a breach by the Buyer of the Buyer’s Warranties or any other breach by a Party of any warranty, agreement, obligation or covenant under the Agreement.
1.1.9"Business Day" means any day on which commercial banks are generally open in Denmark and the United States of America.
1.1.10"Buyer" has the meaning set out above.
1.1.11"Buyer's Warranties" means the representations and warranties given by the Buyer to the Sellers according to clause 10.
1.1.12"Cap" has the meaning set out in clause 12.4.1(c).
1.1.13"Claim" means a claim for indemnification by a Party against any other Party resulting from a Breach.
1.1.14“Claim Notice” has the meaning set out in clause 12.8.1.
1.1.15"Closing" means the consummation of the transactions contemplated by the Agreement, including the Parties' exchange of their respective deliveries and fulfilment of their respective obligations as set out in clause 6.
1.1.16"Closing Date" means the date when Closing occurs.
1.1.17"Company" means ParsePort ApS, CVR no. 32670075, a limited liability company incorporated and registered under the laws of Denmark, having its registered office at Roholmsvej 12A, 2, 2620 Albertslund, Denmark, and having a nominal share capital of DKK 125,000.
1.1.18“Confidential Information” has the meaning set out in clause 15.1.1.
1.1.19"Corporate Documents" means memorandum of association, articles of association, rules of procedure for the board of directors and any similar corporate documents.
1.1.20"De Minimis Threshold" has the meaning set out in clause 12.4.1(a).
1.1.21"Disclosed" means any matter or fact fairly disclosed in writing to the Buyer or its advisors in the Due Diligence Documentation in such a way that would enable a professional investor with

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reputable advisors, given the nature and context of the disclosure, to reasonably become aware and asses the importance thereof on the Company without the need to draw conclusions from several unrelated documents or materials.
1.1.22"Disputed Items" has the meaning set out in clause 4.3.4.
1.1.23"DKK" means Danish kroner.
1.1.24"Due Diligence Documentation" has the meaning set out in clause 8.2.
1.1.25“EIP” has the meaning set out in clause 2.4.
1.1.26"Estimated Net Debt" means the Sellers’ good faith estimate of the Net Debt as of immediately prior to Closing amounting to USD -402,000.
1.1.27"Estimated Net Working Capital" means the Sellers’ good faith estimate of the Net Working Capital as of immediately prior to Closing amounting to USD 1,350,000.
1.1.28“Expert” has the meaning and is appointed as set out in clause 4.3.5.
1.1.29"Final Purchase Price" means an amount in USD equal to the final purchase price payable by the Buyer to the Sellers for 100 % of the Shares as set out in clause 4.1.
1.1.30"Final Purchase Price Calculation" has the meaning set out in clause 4.3.1.
1.1.31"Fundamental Warranties" means those of the Sellers’ Warranties set out in clause 1 (Due authorisation and binding obligations), clause 2 (Title to the shares) and clause 3 (The Group and corporate matters).
1.1.32"Group" means the Company and the Subsidiaries.
1.1.33"IPR" means any and all registered and unregistered intellectual property rights of any kind, including but not limited to inventions, discoveries, patents, utility models, trademarks, marks, logos, special business identifiers, trade or business names, auxiliary trade names, designs, domain names, copyrights and neighbouring rights, trade secrets, confidential information, rights in know-how, source codes, technical examples and rights in databases and computer software and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world, including any and all applications to register any of these.
1.1.34"Net Debt" means the Group's net debt calculated in accordance with schedule 4.1.2(a).
1.1.35"Net Working Capital" means the Group's net working capital calculated in accordance with schedule 4.1.2(b).
1.1.36"Normalized Net Working Capital" means the reference Net Working Capital of the Group in the amount of USD 1,000,000.
1.1.37"Notice of Objection" has the meaning set out in clause 4.3.3.

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1.1.38"Party" means any of the Sellers or the Buyer and "Parties" means all of them.
1.1.39"Person" means any natural or legal person or entity.
1.1.40"Preliminary Purchase Price" means the Sellers’ preliminary estimate of the Final Purchase Price of USD 100,752,000 (calculated in accordance with the calculation set forth in clause 4.1.1, however, applying the Estimated Net Debt and the Estimated Net Working Capital, mutatis mutandis, rather than the Actual Net Debt and the Actual Net Working Capital).
1.1.41“Sellers” has the meaning set out above.
1.1.42"Sellers’ Bank Accounts" means (i) an account in USD of Progressisio ApS with IBAN: DK 6384 8548 5000 0331 and SWIFT code SPNODK22, and (ii) an account in USD of Bimse ApS with IBAN: DK 1984 8548 5000 0250 and SWIFT code SPNODK22.
1.1.43"Sellers’ Knowledge" means the actual knowledge which any of the following Persons had on the Signing Date: Kim Bjørnskov Eriksen, Michael Krog, Alex de Jong and Kenneth Wrang.
1.1.44 “Sellers’ Related Parties” means natural Persons and companies who are related to any of the Sellers within the meaning of s. 2 of the Danish Bankruptcy Act (konkursloven) as well as board members and managers of the Sellers and companies who are related to any of the Sellers within the meaning of s. 2 of the Danish Bankruptcy Act.
1.1.45"Sellers’ Warranties" means the representations and warranties given by the Sellers to the Buyer according to clause 9 and schedule 9.1.
1.1.46"Shares" means the shares of the Company with an aggregate nominal value of DKK 125,000, representing 100 % of the share capital in the Company.
1.1.47"Signing Date" means the date of execution of the Agreement by the Parties.
1.1.48"Specific Indemnities" has the meaning set out in clause 12.10.
1.1.49"Subsidiaries" means
(a)ParsePort B.V., org. no. 855230241, a limited liability company incorporated and registered under the laws of the Netherlands, having its registered office at Europalaan 400, Utrecht, the Netherlands, with a share capital of EUR 10,000 of which the Company as per the Closing Date owns nominally EUR 10,000, equivalent to 100% of the share capital;
(b)ParsePort Limited., org. no. 12689585, a limited liability company incorporated and registered under the laws of the United Kingdom, having its registered office at c/o Krogh Partners, 823 Salisbury House, London, the United Kingdom, with a share capital of GBP 1 of which the Company as per the Closing Date owns nominally GBP 1, equivalent to 100% of the share capital; and
(c)ParsePort AB, org. no. 559300-7486, a limited liability company incorporated and registered under the laws of Sweden, having its registered office at Waterfront Building, Klarabergsviadukten 63, Box 190, Stockholm, Sweden, with a share capital of SEK 25,000

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of which the Company as per the Closing Date owns nominally SEK 25,000, equivalent to 100% of the share capital
1.1.50“Tax Warranties” means those of the Sellers’ Warranties as set out in clause 5 (Taxes).
1.1.51"Taxes" means any tax or duty, whether actual or deferred, including income tax, corporate income tax, value-added tax, sales tax, turnover tax, stamp duty, withholding tax or similar tax or duty, social security charges of any kind, property tax and any other tax or public duty of any kind payable by any Group Company or for which such Group Company may be held liable, including any secondary tax liability and taxes to be withheld by any Group Company in respect of salaries and benefits of any kind, to or imposed by a local, municipal, state, foreign, federal or governmental body or authority of any country. The term “Taxes” include payment for utilization of tax losses in any tax grouping (in Denmark the joint tax group (sambeskatningsbidrag)) as well as any surcharges, fees, interest or penalties payable in respect of any Taxes.
1.1.52"Third Party Rights" means any mortgage, charge, pledge, lien, right of pre-emption, right of first refusal, option, retention of title, right of set-off, or any other actual or potential security interest or encumbrance of any kind.
1.1.53“USD” means United States dollar.
1.1.54"Ultimate Owners" means each of Kim Bjørnskov Eriksen and Michael Krog.
1.1.55“W&I Insurance Bring Down” means a written statement from the Sellers based on a review of the Sellers’ Warranties by the individuals referred to in the definition of Sellers’ Knowledge immediately prior to the Closing Date to identify any facts or circumstances first arising after the Signing Date constituting or which could constitute a Breach of any of the Sellers’ Warranties that are deemed to be repeated at Closing.
1.1.56“W&I Insurance Policy” means the buy-side warranty and indemnity insurance policy entered into on the Signing Date between the Buyer and the W&I Insurer attached hereto as schedule 1.1.55.
1.1.57“W&I Insurer” means the insurance provider under the W&I Insurance Policy.
1.2Interpretation
1.2.1Each Party has participated in the negotiation and drafting of the Agreement. Consequently, the Parties agree that neither Party shall be deemed the author of the Agreement or any clauses hereof for purposes of its interpretation.
1.2.2In the Agreement “including” or any equivalent expression means “including, but not limited to”.
1.2.3The headings in the Agreement have no legal effect.
2.Background and purpose
2.1The Sellers own all the Shares constituting and representing all ownership interest in the Company, which carries out business concerning digital reporting solutions for financial reporting in XBRL

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format for domestic and foreign-based companies. The Company owns all shares in the Subsidiaries.
2.2The Buyer wishes to acquire the Company through an acquisition of the Shares, and the Sellers wish to divest the Company. In this Agreement, the Sellers and the Buyer desire to set out the terms and conditions on which the Sellers will sell the Shares to the Buyer and the Buyer will acquire the Shares from the Sellers.
2.3In order to pursue a clean exit for the Sellers and to facilitate a seamless future cooperation between the Parties, the Buyer has taken out the W&I Insurance Policy to provide insurance cover in case of a Breach of the Sellers’ Warranties as further set out in clause 11. The W&I Insurance Policy is issued without recourse against the Sellers, except as explicitly set out therein and in in this Agreement.
2.4Following Closing, the Buyer will offer certain employees and managers of the Group awards under the Buyer’s Equity Incentive Plan to incentivize such individuals to adequately perform in line with the Group’s business plan and support the further development of the Group and its operations (the “EIP”). The EIP will cover selected members of the Group’s current and future management board and key employees.
3.Sale and purchase of the Shares
3.1Effective on the Closing Date, the Sellers shall sell, and the Buyer shall purchase the Shares on the terms and subject to the conditions set out in the Agreement.
3.2The sale and purchase of the Shares comprise all rights pertaining to the Shares, including title, voting rights and the right to receive dividends (whether annual or interim) payable at any time on or after the Closing Date.
4.Purchase price
4.1Final Purchase Price
4.1.1The Final Purchase Price shall be calculated in USD as an amount equivalent to:
(a)An amount of USD 100,000,000,
(b)less an amount corresponding to the Actual Net Debt (it being understood that if the aggregate of all liabilities comprised by the Actual Net Debt is less than the aggregate of all assets comprised by the Actual Net Debt so that the amount of the Actual Net Debt is negative, such nominal amount shall be added, thereby increasing the final amount of the Final Purchase Price),
(c)plus an amount equal to the amount by which the Actual Net Working Capital exceeds the Normalized Net Working Capital (it being understood that if the Normalized Net Working Capital exceeds the Actual Net Working Capital, so that the amount to be calculated under this clause 4.1.1(c) is negative, such nominal amount shall be deducted, thereby reducing the final amount of the Final Purchase Price).

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4.1.2The Net Debt shall be calculated in accordance with schedule 4.1.2(a). The Working Capital shall be calculated in accordance with schedule 4.1.2(b). These schedules contain illustrative examples of the calculation of the Net Debt and the Net Working Capital, respectively, which, for the avoidance of doubt, are included for illustrative purposes only.
4.2Preliminary Purchase Price
4.2.1The Sellers have in accordance with clause 4.1, however, applying the Estimated Net Debt and the Estimated Net Working Capital, mutatis mutandis, rather than the Actual Net Debt and the Actual Net Working Capital, preliminary estimated the Final Purchase Price at USD 100.752.000, thus constituting the Preliminary Purchase Price. A calculation of the Preliminary Purchase Price is attached as schedule 4.2.1.
4.2.2The Preliminary Purchase Price is payable by Buyer on Closing in accordance with clause 6.5.1(a). The Final Purchase Price is finally calculated following the Closing Date in accordance with clause 4.3, and the Preliminary Purchase Price shall be adjusted accordingly as set out therein.
4.3Final Purchase Price Calculation procedure
4.3.1As promptly as practicable, but no later than 60 Business Days following the Closing Date, the Buyer shall deliver to the Sellers a draft calculation of (i) the Actual Net Debt, (ii) the Actual Net Working Capital and (iii) the Final Purchase Price, cf. clause 4.1 (collectively the "Final Purchase Price Calculation"). The Buyer shall procure that the Sellers and the Sellers’ advisors are given access to all of the Group's information and documentation relevant for the Final Purchase Price Calculation as well as to the Company's and the Subsidiaries’ management and accounting staff to the extent reasonably necessary and does not unreasonably disrupt the personnel and operations of the Company and the Subsidiaries. The same applies if the Sellers submit a Notice of Objection, cf. clause 4.3.3.
4.3.2If the Sellers agree with the Final Purchase Price Calculation, the Final Purchase Price Calculation is final and binding on the Parties and constitutes the Actual Net Debt, the Actual Net Working Capital and the Final Purchase Price, respectively.
4.3.3If the Sellers disagree with any part of the Final Purchase Price Calculation, the Sellers shall deliver a written notice (the "Notice of Objection") to the Buyer. The Notice of Objection must specify in detail the nature and amount (estimated if necessary) of the Sellers’ disagreement(s). The Notice of Objection must be delivered to the Buyer no later than 15 Business Days after the Sellers’ receipt of the Final Purchase Price Calculation, failing which the Final Purchase Price Calculation becomes final and binding on the Parties and constitutes the Actual Net Debt, the Actual Net Working Capital and the Final Purchase Price, respectively.
4.3.4In the event that the Sellers have timely submitted a Notice of Objection to the Buyer, the Parties shall endeavour to resolve their differences within 20 Business Days after the Buyer’s receipt of the Notice of Objection, failing which all items stated in the Notice of Objection on which the Parties have not reached written agreement (the "Disputed Items") shall be submitted to the Expert.
4.3.5The Expert shall be an accountant from an independent internationally recognised accounting firm (other than PwC) appointed jointly by the Buyer and the Seller. If the Buyer and the Seller cannot agree on the appointment of the Expert within 20 Business Days from expiry of the period referred to in clause 4.3.4, the Expert shall be appointed by FSR – Danish Auditors (in Danish: "FSR –

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Danske Revisorer") at the request of either Party, provided, however, that FSR – Danish Auditors shall be prohibited from appointing ADDCO P/S Godkendte Revisorer.
4.3.6Each Party shall give (and the Buyer shall procure that the Group shall give) the Expert such access to all information and documentation as well as to the Company's and the Subsidiaries’ management and accounting staff which in the opinion of the Expert is relevant for the assessment and resolution of the Disputed Items.
4.3.7The Expert shall assess and resolve the Disputed Items in accordance with the Agreement and the Accounting Principles as soon as possible (the Expert shall only assess and resolve the Disputed Items and no other items in the Final Purchase Price Calculation) and shall, based on such assessment and resolution, determine the Actual Net Debt, the Actual Net Working Capital and the Final Purchase Price, respectively. If the determination of the Disputed Items depends on an accounting estimate, the Expert must make an independent estimate on the basis of what he considers to be fair and reasonable under the Agreement and consistent with the Accounting Principles. The Expert shall act as expert only and is not competent to make decisions concerning the legal interpretation of the Agreement.
4.3.8The Final Purchase Price Calculation, as determined by the Expert, is final and binding on the Parties and is not subject to review or amendment by arbitration, cf. clause 16.2, subject only to fraud or manifest error.
4.3.9The Expert shall decide on the allocation of the Expert’s costs and expenses between the Parties. The Expert shall take into consideration the degree to which the Expert's resolution on the Disputed Items is in favour of the Parties' respective positions.
4.4Adjustment Amount
4.4.1No later than five Business Days after the Final Purchase Price Calculation has become final and binding on the Parties, cf. clause 4.3, the owing Party shall pay to the other Party the Adjustment Amount. Default interest (annual interest of 8%) shall be payable from the expiry of the five Business Day period.
5.Operation pending Closing
5.1The Seller shall procure that the Company and the Subsidiaries will (except as may be otherwise set out in the Agreement) during the period from the Signing Date until Closing:
(a)conduct their business in the ordinary course and consistent with past practice (operationally as well as financially), unless otherwise required by mandatory law;
(b)not enter into, amend or terminate any agreement with – or undertake any obligation for the benefit of – the Sellers or any of the Sellers’ Related Parties;
(c)not pass any shareholders' resolution, amend any of their respective Corporate Documents or declare or make any dividend distribution or other payment to the Sellers or any of the Sellers’ Related Parties;

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(d)not create, allot, issue, repay, redeem or repurchase any share capital or any instrument exchangeable into shares or any other equity instrument of the Group or any option to subscribe for any such share capital;
(e)not dispose of or acquire any shareholdings or other participations;
(f)not sell, assign, transfer or acquire any material tangible or intangible assets, including IPR;
(g)not enter into any material contractual obligations or assume any material obligation or liability in excess of what has been included in any Disclosed budget and/or in excess of DKK 250,000, other than in the ordinary course of business, in accordance with past practice and on arm's length terms;
(h)not alter or renegotiate the terms or amounts of any prices, price-calculations, rebate, bonus or other terms and conditions of any arrangements or agreements with any material customer or supplier, other than in the ordinary course of business, in accordance with past practice and on arm's length terms;
(i)not terminate or enter into any agreement or arrangement material to the Group or expressly waive compliance with any material term of or material breaches under such agreements or arrangements, except in the ordinary course of business, in accordance with past practice and on arm's length terms;
(j)not change the employment terms or terminate the employment of the management of the Group or any other key employee. For the avoidance of doubt, annual increases in salary to employees made in the ordinary course of business shall not be restricted by this clause 5.1(i);
(k)not pay any commission, rebate, discount, bonus or amount (whether in cash or in kind) to any Persons as an incentive to enter into, complete, or triggered by, the transactions contemplated in this Agreement;
(l)not grant or allow the making of any Third Party Right or other security over any material assets or grant any material guarantee or indemnity, except for guarantees and indemnities given in the ordinary course of business;
(m)not discontinue or cease all or any material part of its their business, or dissolve or enter into any plan of liquidation or dissolution or similar proceeding, or resolve to do any of the foregoing;
(n)not amend, terminate or discontinue any of the Group's material insurance policies existing as of the Signing Date;
(o)not make any loan (other than in the ordinary course of business in accordance with past practice) to any Person;
(p)not make, change or rescind any material election, claim, surrender or disclaimer relating to Tax, amend any tax return of the Company or the Subsidiaries, change any annual Tax accounting period or consent to any extension or waiver of the limitations period applicable to any Tax claim, proceedings or assessment;
(q)not agree or offer or otherwise commit to do any of the foregoing; and
(r)immediately inform the Buyer of any material changes or events in relation to the business of the Group.

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5.2The entirety of clause 5.1 is subject to any action or decision which in the Sellers’ reasonable opinion is deemed necessary to comply with applicable law, directions, guidelines and/or orders issued by a public or governmental authority.
6.Closing
6.1Preparation of Closing
6.1.1The Seller shall procure that the Buyer receives:
(a)a statement in writing of all amounts owing by the Company or a Subsidiary to a Seller and/or any of the Sellers’ Related Parties and all amounts owing by a Seller and/or any of the Sellers’ Related Parties to the Company or a Subsidiary, cf. clause 6.4.1(e), no later than five Business Days prior to the Closing Date; and
(b)draft minutes of the Closing meeting (closing memorandum) no later than five Business Days prior to the Closing Date.
6.2Closing meeting
6.3Closing shall take place at 10 am CEST on 1 April 2022 by means of electronic exchange of documents.
6.4Sellers’ obligations at Closing
6.4.1At Closing, the Sellers shall present the following documents and perform the following actions:
(a)present evidence of the due registration of the Buyer's title to the Shares in the Company's register of shareholders;
(b)deliver duly executed statement of resignation from the Company’s auditor elected by the general meeting of the Company, such statement confirming that the auditor resigns with effect from the Closing Date and have no claims against the Company;
(c)present new service agreements between the Company and each Kim Bjørnskov Eriksen and Michael Krog, in the form set out in schedule 6.4.1(c) duly executed by Kim Bjørnskov Eriksen and Michael Krog, respectively;
(d)present new service agreements between ParsePort B.V. and each of Alex de Jong and Joost Oosterbroek, in the form set out in schedule 6.4.1(d) duly executed by ParsePort B.V. and Alex de Jong and Joost Oosterbroek, respectively;
(e)repay all amounts owing by the Sellers and/or any of the Sellers’ Related Parties to the Company and/or a Subsidiary and procure that the Company repays all amounts owing by the Company and/or a Subsidiary to the Sellers and/or any of the Sellers’ Related Parties;
(f)present documentation evidencing that incorrect tax statements for the financial years 2018, 2019 and 2020 with respect to the Company’s profit before tax figures resulting in underpaid taxes have been duly corrected and that the Danish tax authorities have confirmed due correction of such incorrect tax statements;
(g)deliver an electronic copy of the Due Diligence Documentation to the Buyer; and

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(h)present such other documents and perform such other acts as the Buyer may reasonably request in order to properly perfect its rights under the Agreement.
6.5Buyer's obligations at Closing
6.5.1At Closing, the Buyer shall present the following documents and perform the following actions:
(a)pay the Preliminary Purchase Price as set forth in clause 4.2.1, less 50 % of the W&I insurance premium, any insurance broker fee and other payments to the W&I Insurer contemplated by the W&I Insurance Policy, to the Sellers’ Bank Accounts (allocated between the Sellers’ Bank Accounts as per each Seller’s proportionate share of such amount relative to the Sellers’ ownership of Shares immediately prior to Closing) in immediately available funds with value as of the Closing Date;
(b)deliver a copy of the Closing No Claims Declaration (as defined in the W&I Insurance Policy) duly executed by the Buyer and delivered to the W&I Insurer in accordance with the terms of W&I Insurance Policy;
(c)procure the holding of a general meeting of the Company for the purpose of (i) electing a new board of directors of the Company and (ii) electing a new auditor of the Company;
(d)present new service agreements between the Company and each Kim Bjørnskov Eriksen and Michael Krog, in the form set out in schedule 6.4.1(b) duly executed by the Company; and
(e)present such other documents and perform such other acts as the Sellers may reasonably request in order to properly perfect its rights under the Agreement.
6.6Simultaneous Closing
6.6.1The actions referred to in clauses 6.4 and 6.5 are deemed to occur simultaneously and none of such actions performed by one Party will be deemed to have occurred unless and until all of such actions to be performed by the other Party have been duly performed or waived as the case may be, cf., however, clause 6.6.2 below.
6.6.2If either Party fails to fulfil its obligations under clauses 6.4 or 6.5, the other Party is entitled (i) to rescind (hæve) the Agreement and (ii) to be indemnified by the Party failing to fulfil its obligations under clause 6.4 and clause 6.5 for any loss incurred due to such failure (in which case the limitations provided in clauses 12.2 and 12.3 shall not apply).
7.Follow-up after Closing
7.1General meeting and board meeting
7.1.1The Buyer shall on the Closing Date procure the holding of a board meeting of the Company for the purpose of (i) appointing Michael Krog as member of the management board of the management board of the Company and (ii) adopting rules of procedure for the Company’s board of directors and management board.

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7.1.2The Buyer undertakes to procure (i) that the auditor of the Company resigning at Closing is deregistered as such in the Danish Business Authority, and (ii) that registrable matters set out in clauses 6.5.1(c) and 7.1.1 are registered with the Danish Business Authority within four Business Days after the Closing Date (provided that the IT system of the Danish Business Authority is reasonably functional in that period of time).
7.2Registration of transfer of Shares with public register of shareholders
7.2.1The Buyer shall no later than four Business Days following Closing procure that the transfer of the Shares is duly reflected in the Danish public register of shareholders and in the Danish public register of beneficial owners (in each case provided that the IT system of the Danish Business Authority is reasonably functional in that period of time).
7.3Releasing effect
7.3.1The payment by the Buyer of the Preliminary Purchase Price in accordance with the terms of this Agreement shall have releasing effect for the Buyer in respect of all Sellers and the allocation and distribution of the Preliminary Purchase Price (and the Adjustment Amount, as applicable) among the Sellers shall be of no interest or concern to the Buyer.
7.4Data protection compliance
7.4.1In order to ensure that the Company is in compliance with applicable data protection law, including the GDPR, the Buyer shall shortly, but no lather than one month following Closing, procure that the Company initiates a data protection compliance check.
7.5Further assurances
7.5.1Subject to the terms and conditions of the Agreement, each Party undertakes to submit such additional documentation, sign such supplementary statements, and take such other action as may be required for the proper consummation of the Agreement.
8.Due diligence
8.1The Buyer and its advisors have been given access to copies of documents and other materials concerning the Company.
8.2A list of the due diligence documentation and recoding of Q&A session, including the Buyer's requests and the Sellers’ answers hereto, made available to the Buyer during the period from 4 January 2022 to the Signing Date in the virtual data room named ‘Project Noma’ hosted by Lundgrens Law Firm P/S via (the "Due Diligence Documentation") is set out in schedule 8.2.
9.Sellers’ Warranties
9.1The Sellers warrant (the "Sellers’ Warranties") to the Buyer as set out in schedule 9.1. The Sellers’ Warranties are the Sellers' complete and sole warranties and no other warranties have been given by the Sellers pursuant to the Agreement. The Buyer shall not rely on any other warranties,

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representations, assumptions, expectations or agreements - whether express or implied - except as expressly set out in the Agreement. The Sellers’ Warranties are given with effect as of the Signing Date and shall be deemed to have been repeated at Closing.
10.Buyer's Warranties
10.1The Buyer warrants (the "Buyer’s Warranties") to the Sellers as set out in clauses 10.2 through 10.414.5. The Buyer’s Warranties 14.5are the Buyer's complete and sole warranties and no other warranties have been given by the Buyer pursuant to the Agreement. The Sellers shall not rely on any other warranties, representations, assumptions, expectations or agreements - whether express or implied - except as expressly set out in the Agreement. The Buyer's Warranties are given with effect as of Signing Date and shall be deemed to have been repeated at Closing.
10.2Due authorisation and binding obligations
10.2.1The Buyer is a corporation duly organised and validly existing and registered under the laws of the State of Delaware, having capacity to carry on its business, to sue and be sued, to hold its own assets and to enter into the Agreement and perform its obligations hereunder. The Buyer has made all acts required to be made under the Buyer’s Corporate Documents and applicable law to enter into the Agreement and perform its obligations hereunder.
10.2.2The Agreement is valid and binding on the Buyer and is enforceable against the Buyer in accordance with its terms, except where enforceability is prohibited or restrained by applicable bankruptcy and insolvency law or similar legislation generally affecting the enforceability of creditors’ rights.

10.3No breach
10.3.1Neither the execution nor the performance of the Agreement conflicts with or constitutes a breach of (i) the Buyer’s Corporate Documents, (ii) any material judgment, decision or order of any court, arbitration tribunal or public authority which includes or binds the Buyer, (iii) any law or regulation applicable to the Buyer; or (iv) any material agreement or obligation binding upon the Buyer.
10.4No disputes
10.4.1No claim, lawsuit, legal or other proceeding is pending or to the Buyer's knowledge threatened against the Buyer or its assets before any court, arbitration tribunal, or administrative body which, if adversely decided, would prevent or delay the Buyer's consummation of the Agreement.
11.W&I insurance
11.1The Buyer has carried out appropriate due diligence on all matters covered by the Sellers’ Warranties.

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11.2No later than on the Signing Date the Buyer has duly executed and delivered a Signing No Claims Declaration (as defined under the W&I Insurance Policy) to the W&I Insurer in accordance with the terms of the W&I Insurance Policy.
11.3The W&I Insurer has accepted to have no basis for claims or any recourse against neither a Seller nor any members of the Company’s management board, and management board of a Seller, all other employees of a Seller and representatives of a Seller whatsoever in respect of a Breach of the Sellers’ Warranties, except in case of fraud and wilful misconduct on the part of such Seller, cf. clause 12.3.2 (Limitations of the Sellers’ Liability - W&I Insurance).
12.Sellers’ obligation to indemnify
12.1General obligations and limitations
12.1.1In the event of a Breach by the Sellers, the Sellers undertake to indemnify the Buyer for any direct loss and reasonably foreseeable indirect loss incurred by the Buyer or the Company as a result thereof by payment of damages in accordance with Danish law, subject always to the limitations and amendments set out in clauses 12.1–12.8. The Sellers shall be liable for any of the Sellers’ liabilities hereunder on a pro rata basis relative to the Sellers’ ownership of the Shares immediately prior to the Closing Date.
12.1.2The Sellers have no obligation to indemnify the Buyer for any loss resulting from a Breach of the Sellers’ Warranties if the matter which constitutes such Breach has been Disclosed. This clause 12.1.2 does not apply to a Breach of Fundamental Warranties.
12.1.3The Sellers has no obligation to indemnify the Buyer for any loss if and to the extent such loss is specifically provisioned for in the Annual Reports or the Latest Balance Sheet.
12.1.4For the Buyer’s losses not covered or only partially covered by the W&I Insurance Policy, cf. clause 12.3.2, such losses must be indemnified by the Sellers on a USD-to-USD basis by cash payment to the Buyer. The calculation of a loss not covered or only partially covered by the W&I Insurance Policy shall not take into account the calculations used by the Buyer to determine the Final Purchase Price (EBITDA multiples, other multiples, P/E or other methods).
12.1.5The Buyer shall use its reasonable efforts to avoid and to mitigate any loss arising from a Breach.
12.2Calculation of loss
12.2.1When calculating a loss incurred by the Buyer, the following payments which the Buyer or the Company are entitled to receive or have received from a third party in relation to the relevant Breach shall result in an equivalent reduction of the Buyer's Claim against the Sellers:
(a)tax savings and tax refunds which the Buyer and/or the Company have obtained or are entitled to obtain during a period of five years from expiry of the financial year in which the Breach occurred;
(b)the occurrence or increase of a loss, which is the result of any act or omission taken after the Closing Date by the Buyer shall be disregarded; and

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(c)insurance payments received by the Buyer and/or the Company or which the Buyer and/or the Company are entitled to receive.
12.2.2In the event that, following payment by the Sellers of any amount of indemnification to the Buyer, the Buyer and/or Company receive(s) payment from a third party relating to the same Breach in accordance with clause 12.2.1, the Buyer shall pay back an amount corresponding to such amount to the Sellers (however, not exceeding the amount of indemnification paid by the Sellers to the Buyer).
12.2.3Any amount of indemnification paid by the Sellers to the Buyer for any loss shall be deemed to constitute a reduction of the Final Purchase Price.
12.3W&I insurance
12.3.1The Parties acknowledge and agree that the W&I Insurance Policy has been taken out for the Buyer to be safeguarded in the event of any Breaches of the Sellers’ Warranties by way of the W&I Insurer providing insurance coverage.
12.3.2The Parties acknowledge and agree that the Sellers shall not under any circumstances have any liability towards the Buyer and the Buyer shall not be entitled to take any actions or have any recourse against the Sellers in respect of any Breach of the Sellers’ Warranties, except in cases where such Claim (i) is based on or the result of fraud or wilful misconduct on the part of a Seller or an Ultimate Owner, cf. clause 12.3.3, (ii) in case of a Breach of any of the Fundamental Warranties, cf. clause 12.3.3, or (iii) if a Breach of the Sellers’ Warranties are not covered or only partially covered by the W&I Insurance Policy, provided that only the part of such Breach not covered by the W&I Insurance Policy shall be subject to the Sellers’ liability towards the Buyer.
12.3.3In case of a Breach of any of the Sellers’ Warranties arising out of or as a result of fraud or wilful misconduct on the part of a Seller or an Ultimate Owner or in case of a Breach of the Fundamental Warranties, the Buyer shall, to the extent the loss for such Breach is not recoverable under the W&I Insurance Policy, be entitled to direct a Claim for such Breach directly against the Sellers without applying the limitations in clause 12.4 (Cap, Basket and De Minimis) and 12.5 (Time limitations) until the date falling five years after the Closing Date.
12.4Cap, Basket and De Minimis Threshold
12.4.1The Sellers have no obligation to indemnify the Buyer for any loss arising from a Breach of the Sellers’ Warranties to the extent that:
(a)each individual loss does not exceed USD 50,000 (the "De Minimis Threshold"). For the purpose of clauses 12.4.1(a) - 12.4.1(c), the aggregate losses arising as a result of multiple claims of the same or similar nature and origin are considered as one individual loss;
(b)the aggregate of all individual losses (each exceeding the De Minimis Threshold) does not exceed USD 1,000,000 (the "Basket"). In the event that the aggregate of all individual losses exceeds the Basket, the Sellers shall indemnify the Buyer for the full amount of Claims (each exceeding the De Minimis Threshold) and not only such amount which exceeds the Basket (tipping basket); and
(c)the aggregate of all losses exceeds USD 10,000,000 (the "Cap").

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12.4.2The limitations in clause 12.4.1 shall not apply to Claims resulting from a Breach of the Fundamental Warranties or Claims resulting from a Breach of clause 5 (Taxes) of the Sellers’ Warranties.
12.4.3Notwithstanding anything to the contrary in the Agreement, the Sellers’ obligation to indemnify the Buyer for any losses under the Agreement shall – when including all losses for which the Buyer has raised a Claim as well as any payments made by the Seller pursuant to clause 12.10 (Specific Indemnities) – under no circumstances exceed, in the aggregate, an amount corresponding to the Final Purchase Price.
12.5Time limitations
12.5.1The Sellers shall have no obligation to indemnify the Buyer for a loss resulting from a Breach of the Sellers’ Warranties if the Buyer fails to give notice to the Sellers of a Claim within 24 months after the Closing Date.
12.5.2Clause 12.5.1 does not apply to Claims resulting from a Breach of the Fundamental Warranties, provided that notice of any such Claim must be given no later than within 7 years after the Closing Date. Furthermore, clause 12.5.1 does not apply to a Claim resulting from a Breach of the Tax Warranties, provided that notice of any such Claim must be given no later than three months from expiry of the statutory limitation period applicable to the relevant tax authority's claim against the Company.
12.6Fraud etc.
12.6.1The limitations of the Sellers’ obligation to indemnify the Buyer set out in this clause 12 do not apply if the relevant Breach is caused by the Sellers’ fraudulent or wilful misrepresentation and/or conduct and/or by gross negligence.
12.7Exclusive remedies
12.7.1The remedies stated in clause 12 are the Buyer's exclusive remedies in case of a Breach. The Buyer expressly waives any other remedies available to it including the right to rescind (hæve) the Agreement at any time following Closing and/or to claim a proportionate reduction of the Final Purchase Price (forholdsmæssigt afslag i købesummen).
12.8Notice of Claims
12.8.1In the event that the Buyer acquires knowledge of a matter which gives rise to a Claim against the Sellers, the Buyer shall give notice (a "Claim Notice") to the Sellers within 60 Business Days after acquiring knowledge of the matter giving rise to such Claim.
12.8.2For a period of 10 Business Days following receipt of a Claim Notice from the Buyer, the Seller is entitled to remedy the Breach. The Buyer shall not be entitled to raise a Claim if the Breach is remedied within the 10 Business Days.
12.8.3In the event that the Buyer fails to give a Claim Notice to the Sellers in due time, cf. clause 12.8.1, the Sellers’ obligation to indemnify the Buyer will cease in respect of the relevant matter, if and to the extent the Sellers' ability to limit or remedy the loss has been prejudiced by such failure.

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12.8.4Each Seller and Ultimate Owner individually undertakes for as long as such Seller remains employed with the Group with no undue delay notify the Buyer of any matters, facts or circumstances of which such Seller becomes aware which could potentially constitute a Breach of the Sellers’ Warranties or otherwise give rise to any Claim.
12.9The Buyer's Claim Notice must include (i) a reasonably detailed description of the Claim, (ii) its actual and legal basis, and (iii) a calculation of the loss (or the estimated loss to the extent a precise calculation cannot be made).
12.10Specific Indemnities
12.10.1The Sellers shall in full and without limitation indemnify and hold harmless the Buyer from any and all claims, losses, damages, costs, expenses and liabilities of whatever nature incurred by the Buyer or the Company relating to or deriving from:
(i)The Company’s non-compliance with legal requirements on data protection, including the General Data Protection Regulation (GDPR), and processing of data attributable to any period prior to the Closing Date;
(ii)Reclassification of ParsePort B.V.’s management agreements with AP Solutions HolDing B.V. and InForGrowth Holding B.V. to employment agreements in accordance with Dutch law and/or any other form of reclassification entailing that an individual covered by such management agreements are considered employee of ParsePort B.V.;
(iii)Reclassification of any of the Company’s consultancy agreements and sales representative agreements to employment agreements and/or any other form of reclassification entailing that an individual covered by such consultancy agreements and sales representative agreements are considered employee of the Company;
(iv)Incorrect tax statements for the financial years 2018, 2019 and 2020 with respect to the Company’s profit before tax figures resulting in underpaid Taxes;
(v)Adverse tax effects of the intercompany services agreement between the Company and ParsePort B.V. dated 26 January 2018 not complying with applicable arm’s length standards according to relevant tax authorities;
(vi)ParsePort B.V.’s non-compliant VAT treatment of fringe benefits and private use of company car;
(vii)Lack of application for social security coverage certificates in connection with employees of the Group travelling abroad and potential non-compliance with the posted workers directive;
(viii)unpaid payroll taxes and VAT by the employment agency Tentoo with respect to work performed by the hired personnel for ParsePort B.V; and
(ix)any failure by the Company to validate the VAT registration of customers located in the European Union in connection with cross-border services from Denmark.
(the "Specific Indemnities").

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12.10.2The limitations in clauses 12.1–12.8 shall apply to this clause 12.10, save for the limitations in clause 12.1.2 regarding disclosures, clause 12.4.1(a) regarding the De Minimis Threshold, clause 12.4.1(b) regarding the Basket (and any amounts paid under this clause 12.10 shall be disregarded when determining whether the Basket has been exceeded), clause 12.4.1(c) regarding the Cap (and any amounts paid under this clause 12.10 shall be disregarded when determining whether the Cap has been exceeded), clause 12.5 regarding time limitations and clause 12.8 regarding notice of Claims.
13.Buyer's obligation to indemnify
13.1In the event of a Breach by the Buyer, the Buyer undertakes to indemnify the Sellers’ direct loss by payment of damages to the Seller in accordance with the general principles of Danish law.
14.Covenants and agreements
14.1Restrictive covenants
14.1.1During a period of 36 months from the Closing Date, neither the Sellers nor the Ultimate Owners shall be directly or indirectly engaged in, whether through ownership interests, economic interests or other interests, employment, board membership, consultancy, partnership, co-operation, business relationship or otherwise, any business which, directly or indirectly, competes with the business of the Group as such business was conducted immediately prior to the Closing Date. For the avoidance of doubt, the Parties agree that the Ultimate Owners’ and the Sellers’ engagement, including ownership interests, relating to MedPort ApS and Appendo ApS (as such activities is conducted at Signing) shall not be comprised by the restrictive covenant in this clause 14.1.1.
14.1.2The Buyer agrees that the restrictive covenant in clause 14.1.1 does not apply to the acquisition by a Seller or any of the Sellers' Related Parties of shares or other passive ownership rights in any listed company which competes with the Group, provided that the Sellers and the Sellers' Related Parties do not acquire in aggregate more than 5 % ownership of such listed company.
14.1.3For a period of six months from Closing, the Sellers will not (and will ensure that the Sellers' Related Parties will not) directly or indirectly employ any person who is an employee of the Company or encourage any such employees to cease their employment with the Company.
14.1.4The restrictions set out in clause 14.1.3 do not apply to any employee of the Company whose employment has been terminated by the Company.
14.1.5Any Breach of the restrictions set out in clause 14.1.1, which – if capable of remedy - has not been remedied by the Party in question within 15 Business Days from having received written notice from the Buyer alleging that a Breach has occurred, shall, in addition to any other relief that may be available to the Buyer under Danish law, be subject to liquidated damages of USD 100,000 per Breach to be paid by the Party in Breach to the Buyer, provided that to the extent the Breach is continuing, the Breach shall be deemed to be repeated for each month it continues.
14.1.6In the event of breach of the restrictive covenants set out in clause 14.1, the breaching Ultimate Owner shall be obligated only to pay liquidated damages (i) under clause 14.1 of this Agreement or

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(ii) according to the Ultimate Owner's employment relationship with the Company, i.e. no double-dipping shall apply.

14.2Security for Claims
14.2.1In order to provide the Buyer with certainty that the Sellers will be able to fulfil any and all legitimate Claims under the Agreement against the Sellers, the Sellers undertake for three years after the Closing Date, to uphold and/or ensure the upholding of (a) an equity amount in each of the Sellers of at least 10 % of such Seller’s proportionate share of the Final Purchase Price, and (b) a liquidity (in the form of cash, cash equivalents and/or securities which can be immediately sold against cash payment in the market place) corresponding to at least 7.5 % of such Seller’s proportionate share of the Final Purchase Price.
14.2.2The amounts stipulated in clauses shall be reduced proportionally as between the Sellers (relative to the Sellers’ ownership of Shares immediately prior to Closing) by any amount paid by the Sellers to the Buyer due to any Breach of the Sellers’ Warranties or under the Specific Indemnities.
14.2.3In the event that an Ultimate Owner in the aforementioned period, should resolve to distribute dividends, purchase treasury shares, perform capital decreases or otherwise take out capital from the Seller owned by such Ultimate Owner, such Ultimate Owner hereby accepts that he/she will be personally liable to the Buyer for any amount by which the equity and/or the liquidity of the Seller is less than the amounts set out in clause 15.1.1 following such distribution or other retrieval of funds from such Seller. The Ultimate Owners and the Sellers each agrees that they will not in the aforementioned period take any steps to liquidate or otherwise discontinue the Sellers or to change the ownership (directly or indirectly) of any shares in the Sellers without the prior written consent from the Buyer.
14.2.4After the date falling three years after the Closing Date, the Sellers shall cease being obligated to maintain any specific equity and shall be free to pay out as dividend or otherwise dispose of any amount in the Seller, provided, however, that any amount which is subject to an unsettled Claim and/or other dispute with the Buyer regarding the Agreement shall proportionately be maintained in the Sellers (relative to the Sellers’ ownership of Shares immediately prior to Closing) until such dispute has been settled and/or decided finally upon by arbitration. In the event that the amount which is subject to an unsettled Claim and/or other dispute with the Buyer is debated and/or uncertain, the amount to be maintained in the Sellers to cover of such Claim/dispute shall equal the amount claimed by the Buyer (acting reasonably), provided, that the amount to be maintained cannot exceed the amount required to be maintained in the Sellers at the applicable time.
14.3Joint taxation
14.3.1The Company has participated in a mandatory tax consolidation scheme with Progressisio ApS as administration company. Provisions regarding the termination of the mandatory tax consolidation scheme of the Company are set out in schedule 14.3.1.
15.Confidentiality and publicity
15.1Confidentiality

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15.1.1Subject to clauses 15.1.2 and 15.2, each Party shall treat as strictly confidential all Confidential Information. Confidential Information comprises (i) the terms and conditions of the Agreement, (ii) information concerning the other Party and its business and affairs obtained from the other Party in connection with the negotiations regarding the Agreement and its execution and performance and (iii) with respect to the Sellers and the Ultimate Owners and subject to Closing being completed, information concerning the Company and its business and affairs.
15.1.2Each Party may, however, disclose information which would otherwise be confidential in the event that:
(a)it is required by law or by a court of competent jurisdiction;
(b)it is required by any securities exchange, administrative body or other regulatory authority, whether or not the requirement for information has the force of law;
(c)disclosure is made as a normal part of the preparation of the accounts and/or other reports;
(d)disclosure is made as a usual part of a due diligence review, provided however, that the parties to whom disclosure is made are subject to customary confidentiality undertakings;
(e)disclosure is made to its legal or financial advisors or banks, provided however, that such advisors or banks are under a legal obligation to treat such information as confidential;
(f)the information has come into the public domain through no fault of the relevant Party or any of its authorised recipients under clause 15.1.2(e);
(g)such information was already rightfully known by it prior to the Signing Date without any duty of confidentiality; or
(h)the other Party has given its prior written approval to the disclosure, such approval not to be unreasonably withheld or delayed.
15.2Publicity
15.2.1No public announcement concerning the Agreement or its content shall be made by either of the Parties without the prior written consent of the other Party, provided that the Buyer may disclose information pursuant to applicable securities law.
16.Governing law and arbitration
16.1Governing law
16.1.1The Agreement, including any dispute concerning its existence and validity, is governed by the laws of Denmark, excluding its conflict of laws rules.
16.2Arbitration
16.2.1Any dispute arising out of or in connection with the Agreement, including as to its existence or validity, must be settled by arbitration arranged by The Danish Institute of Arbitration in accordance with the rules of arbitration procedure adopted by The Danish Institute of Arbitration and in force when such proceedings commence.

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16.2.2Each Party will appoint one arbitrator. Where there are several claimants or respondents in a case, such claimants or respondents will jointly appoint one single arbitrator. The Danish Institute of Arbitration will appoint one additional arbitrator, who will be the chairman of the arbitration court. In the event that a Party has not appointed its arbitrator within 30 days after such Party has submitted or received notice of arbitration, such Party's arbitrator will also be appointed by The Danish Institute of Arbitration.
16.2.3The place of arbitration will be in Copenhagen, Denmark. The arbitration proceedings will be conducted in the Danish language or, at the request of a Party, in the English language.
16.3Other remedies
16.3.1Notwithstanding the foregoing, each Party shall be entitled to seek any interim measures/injunctions (foreløbige retsmidler) and/or provisional remedy (midlertidige afgørelser om forbud og påbud) either through (i) an emergency arbitrator appointed pursuant to the rules of procedure adopted by the Danish Institute of Arbitration, (ii) the ordinary Danish courts in accordance with the Danish Administration of Justice Act (retsplejeloven) or (iii) any foreign courts pursuant to similar provisions available under foreign legislation.
17.Miscellaneous provisions
17.1Assignment of rights and obligations
17.1.1No Party may transfer or assign the Agreement or any of its rights or obligations hereunder to any third party – whether in ownership or as security – without the prior approval of the other Parties, save for the Buyer’s right to assign any and all its rights, including any and all rights relating to the W&I Insurance, to any lender and/or third party financiers, including a syndicate of lenders and any security agent acting for and on behalf of such syndicate.
17.2Notices
17.2.1Any notice given in connection with the Agreement shall be in writing and be delivered personally, sent by e-mail or registered letter to the following addresses:

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(1)	If to the Sellers:	With a copy to:

	Bimse ApS	Lundgrens Law Firm P/S
	Skinderskovvej 84	Tuborg Boulevard 12
	2730 Herlev	2900 Hellerup
	Denmark	Denmark
	E-mail: Kim.Eriksen@parseport.com	E-mail: tkr@lundgrens.dk

	Att.: Kim Eriksen	Attn.: Thomas Kræmer

(2)	If to the Buyer:	With a copy to:

	Workiva Inc.	Bech-Bruun Law Firm P/S
	2900 University Blvd	Langelinie Allé 35
	Ames, Iowa 50010	2100 Copenhagen
	USA	Denmark
	E-mail: brandon.ziegler@workiva.com	E-mail: nk@bechbruun.com

	Attn.: Brandon Ziegler	Att.: Niels Kornerup
17.2.2By giving notice in accordance with clause 17.2.1, a Party may notify the other Parties of a change of its name, address or other information provided in clause 17.2.1, after which such changed name, address or other information will apply to notices given under the Agreement.
17.3Invalid or unenforceable terms
17.3.1If a provision of the Agreement or part thereof becomes invalid or unenforceable, the validity or enforceability of the remaining provisions of the Agreement will not be affected. In such case, the Parties shall endeavour to negotiate in good faith any necessary adjustments of the Agreement in order to secure their basic interests and main objectives prevailing at the Signing Date. Failing an agreement between the Parties on necessary adjustments of the Agreement, such adjustments shall be made by arbitration in accordance with clause 16.
17.4Costs and expenses
17.4.1Each Party shall bear its own costs and expenses incurred in connection with the preparation, execution and fulfilment of the Agreement, including the fees of financial and legal advisors.
17.5Entire agreement
17.5.1The Agreement comprises the entire and only agreement between the Parties relating to the matters described herein. The Agreement supersedes any prior agreements, whether written or oral, relating to such matter.

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*****

[intentionally left blank – signature page to follow]

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[Signature page re. Share Purchase Agreement]

Date: 1 April 2022

For Bimse ApS /s/ Kim Bjørnskov Eriksen _________________________ Kim Bjørnskov Eriksen	For Progressisio ApS /s/ Michael Krog _________________________ Michael Krog

For Workiva, Inc. /s/ Jill Klindt _________________________ Jill Klindt
CFO, SVP